 Exhibit 99.11

Indian GAAP Standalone

Independent Auditor’s Report

To the Board of Directors of Infosys Limited

Report on the Interim Financial Statements

We have audited the accompanying interim financial statements of Infosys Limited (“the Company”), which comprise the balance sheet as at 30 September 2015, the statement of profit and loss for the quarter and six months then ended and the cash flow statement for the six months then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Interim Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with Accounting Standards (AS) 25, Interim Financial Reporting as specified under section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal control, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these interim financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the interim financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation of the interim financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by Management, as well as evaluating the overall presentation of the interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the interim financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the interim financial statements give a true and fair view in conformity with AS 25, Interim Financial Reporting:

(i)	in the case of the balance sheet, of the state of affairs of the Company as at 30 September 2015;
(ii)	in the case of the statement of profit and loss, of the profit for the quarter and six months ended on that date; and
(iii)	in the case of the cash flow statement, of the cash flows for the six months ended on that date.

for B S R & Co. LLP
Chartered Accountants
Firm’s Registration Number: 101248W/W-100022

Supreet Sachdev
Partner
Membership Number: 205385

Bangalore
12 October 2015

INFOSYS LIMITED

In crore

Balance Sheet as at	Note	September 30, 2015	March 31, 2015
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	1,148	574
Reserves and surplus	2.2	53,363	47,494
		54,511	48,068
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	–	–
Other long-term liabilities	2.4	121	30
		121	30
CURRENT LIABILITIES
Trade payables	2.5	275	124
Other current liabilities	2.6	7,021	5,546
Short-term provisions	2.7	7,002	8,045
		14,298	13,715
		68,930	61,813
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	7,504	7,347
Capital work-in-progress		998	769
		8,502	8,116
Non-current investments	2.10	7,227	6,108
Deferred tax assets (net)	2.3	399	433
Long-term loans and advances	2.11	5,256	4,378
Other non-current assets	2.12	14	26
		21,398	19,061
CURRENT ASSETS
Current investments	2.10	537	749
Trade receivables	2.13	9,256	8,627
Cash and cash equivalents	2.14	26,863	27,722
Short-term loans and advances	2.15	10,876	5,654
		47,532	42,752
		68,930	61,813
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the standalone interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Supreet Sachdev	R.Seshasayee	Dr. Vishal Sikka	Roopa Kudva
Partner	Chairman	Chief Executive Officer and Managing Director	Director
Membership No. 205385
Bangalore	Rajiv Bansal	A.G.S Manikantha
October 12, 2015	Chief Financial Officer	Company Secretary

INFOSYS LIMITED

In crore, except equity share and per equity share data

Statement of Profit and Loss for the	Note	Quarter ended September 30,		Half-Year ended September 30,
		2015	2014	2015	2014
Income from software services and products	2.16	13,525	11,863	26,263	23,182
Other income	2.17	774	833	1,493	1,623
Total revenue		14,299	12,696	27,756	24,805
Expenses
Employee benefit expenses	2.18	6,985	6,340	13,802	12,574
Deferred consideration pertaining to acquisition	2.10.1	46	56	91	113
Cost of technical sub-contractors	2.18	1,035	679	2,000	1,296
Travel expenses	2.18	425	366	857	706
Cost of software packages and others	2.18	335	198	626	466
Communication expenses	2.18	80	86	160	178
Professional charges		123	87	255	134
Depreciation and amortisation expense	2.8	272	251	524	443
Other expenses	2.18	423	464	872	931
Total expenses		9,724	8,527	19,187	16,841
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX		4,575	4,169	8,569	7,964
Profit on transfer of business	2.10.2	3,036	412	3,036	412
PROFIT BEFORE TAX		7,611	4,581	11,605	8,376
Tax expense:
Current tax	2.19	1,333	1,231	2,382	2,319
Deferred tax	2.19	(28)	(15)	19	(28)
PROFIT FOR THE PERIOD		6,306	3,365	9,204	6,085
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Before Exceptional item
Basic		14.24	12.92	26.85	24.82
Diluted		14.24	12.92	26.85	24.82
After Exceptional item
Basic		27.45	14.72	40.07	26.62
Diluted		27.45	14.72	40.07	26.62
Number of shares used in computing earnings per share	2.32
Basic		229,69,44,664	228,56,10,264	229,69,44,664	228,56,10,264
Diluted		229,69,44,664	228,56,14,168	229,69,44,664	228,56,12,216
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the standalone interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Supreet Sachdev	R.Seshasayee	Dr. Vishal Sikka	Roopa Kudva
Partner	Chairman	Chief Executive Officer and Managing Director	Director
Membership No. 205385
Bangalore	Rajiv Bansal	A.G.S Manikantha
October 12, 2015	Chief Financial Officer	Company Secretary

INFOSYS LIMITED

In crore

Cash Flow Statement for the	Notes	Half-Year ended September 30,
		2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		11,605	8,376
Adjustments to reconcile profit before tax to cash generated by operating activities
Depreciation and amortisation expense		524	443
Provision for bad and doubtful debts		(13)	158
Deferred purchase price		91	113
Interest and dividend income		(1,286)	(1,333)
Profit on transfer of business (Refer to Note 2.10.2)		(3,036)	(412)
Stock compensation expense		4	1
Other adjustments		73	19
Effect of exchange differences on translation of assets and liabilities		24	13
Changes in assets and liabilities
Trade receivables		(616)	(930)
Loans and advances and other assets		(1,291)	(322)
Liabilities and provisions		1,532	1,277
		7,611	7,403
Income taxes paid		(2,665)	(1,835)
NET CASH GENERATED BY OPERATING ACTIVITIES		4,946	5,568
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure		(1,059)	(948)
Proceeds on sale of fixed assets		2	–
Investment in subsidiaries		(191)	(40)
Payment towards acquisition (refer note 2.10.5)		(578)	–
Payment arising out of business transfer		(250)
Investment in preferred stock		(22)	–
Investment in liquid mutual fund units		(13,320)	(11,620)
Disposal of liquid mutual fund units		13,532	10,088
Investment in tax free bond		(200)	–
Redemption of certificates of deposit		–	709
Interest and dividend received		365	1,271
NET CASH USED IN INVESTING ACTIVITIES		(1,721)	(540)
CASH FLOWS FROM FINANCING ACTIVITIES
Loan given to subsidiaries		(116)	–
Loan repaid by subsidiaries		115	–
Dividends paid (including corporate dividend tax)		(4,078)	(2,877)
NET CASH USED IN FINANCING ACTIVITIES		(4,079)	(2,877)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(5)	(5)
NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS		(859)	2,146
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2.14	27,722	24,100
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		26,863	26,246
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the standalone interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Supreet Sachdev	R.Seshasayee	Dr. Vishal Sikka	Roopa Kudva
Partner	Chairman	Chief Executive Officer and Managing Director	Director
Membership No. 205385
Bangalore	Rajiv Bansal	A.G.S Manikantha
October 12, 2015	Chief Financial Officer	Company Secretary

Significant accounting policies

Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), NYSE Euronext London and NYSE Euronext Paris.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed under Section 133 of the Companies Act, 2013 (‘Act’) read with Rule 7 of the Companies (Accounts) Rules, 2014, the provisions of the Act (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that is reasonably estimable and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in statement of profit and loss. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets and capital work-in-progress

Tangible assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until such assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date.

1.8 Intangible assets

Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.9 Depreciation and amortization

Depreciation on tangible assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows:

Buildings (1)	22-25 years
Plant and Machinery(1)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles (1)	5 years

(1)	For these class of assets, based on internal assessment and independent technical evaluation carried out by external valuers the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation and amortization methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.8)

1.10 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Retirement benefits to employees

a. Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b. Superannuation

Certain employees are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a portion to the Infosys Limited Employees’ Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d. Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.12 Share-based payments

The company accounts for equity settled stock options as per the accounting treatment prescribed by Securities and Exchange Board of India ( share based employee benefits) Regulations, 2014 and the Guidance Note on Employee Share-based Payments issued by the Institute of Chartered Accountants of India using the intrinsic value method.

1.13 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.14 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the statement of profit and loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract and subsequently whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the statement of profit and loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the statement of profit and loss at each reporting date.

1.15 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the securities premium reserve.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.18 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.19 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.20 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in the statement of profit and loss over the lease term.

2. NOTES TO ACCOUNTS FOR THE QUARTER AND HALF-YEAR ENDED SEPTEMBER 30, 2015

Amounts in the financial statements are presented in crore, except for per equity share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at
	September 30, 2015	March 31, 2015
Authorized
Equity shares, 5/- par value
240,00,00,000 (120,00,00,000) equity shares	1,200	600
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	1,148	574
229,69,44,664 (114,84,72,332) equity shares fully paid-up
	1,148	574

Forfeited shares amounted to 1,500/- (1,500/-)

(1) Refer note 2.32 for details of basic and diluted shares

Effective January 1, 2015, Infosys Limited Employees' Welfare Trust ('The Trust') has been deconsolidated consequent to SEBI (Share Based Employee Benefits) Regulations, 2014 issued on October 28, 2014.

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

In the period of five years immediately preceding September 30, 2015:

The Company has allotted 114,84,72,332 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015, pursuant to bonus issue approved by the shareholders through postal ballot. The book closure date fixed by the Board was June 17, 2015.

The Company has allotted 57,42,36,166 fully paid up equity shares of face value 5/- each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through a postal ballot. The record date fixed by the Board of Directors was December 3, 2014.

For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares.

The Board has increased dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

During the year ended March 31, 2015, the amount of dividend per share recognised as distribution to equity shareholder includes 29.50/- per share of final dividend (not adjusted for bonus shares on June 17, 2015) and 30/- per share of interim dividend (not adjusted for bonus shares of June 17, 2015 and December 3, 2014). The total dividend appropriation for the year ended March 31, 2015 amounted to 6,145 crore including corporate dividend tax of 1,034 crore.

The Board of Directors, in their meeting on October 12, 2015, declared an interim dividend of 10/- per equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholder holding more than 5% shares as at September 30, 2015 and March 31, 2015 are set out below:

Name of the shareholder	As at September 30, 2015		As at March 31, 2015
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	38,53,17,937	16.78	18,60,73,981	16.20
Life Insurance Corporation of India	12,70,70,876	5.53	55,274,758	4.81

The reconciliation of the number of shares outstanding and the amount of share capital as at September 30, 2015 and March 31, 2015 is set out below:

Particulars	As at September 30, 2015		As March 31, 2015
	Number of shares	Amount ( crore)	Number of shares	Amount ( crore)
Number of shares at the beginning of the period	114,84,72,332	574	57,14,02,566	286
Add: Bonus shares issued (Including bonus on treasury shares)	114,84,72,332	574	57,42,36,166	287
Add: Treasury shares on account of deconsolidation of trust	–	–	28,33,600	1
Number of shares at the end of the period	229,69,44,664	1,148	114,84,72,332	574

Stock Option Plan:

2011 RSU Plan (the 2011 Plan): The Company has a 2011 RSU Plan which provides for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the Plan is 11,334,400 shares (currently held by the Infosys Limited Employees' Welfare Trust and adjusted for bonus shares issued) and the plan shall continue in effect for a term of 10 years from the date of initial grant under the plan. The RSUs will be issued at par value of the equity share. As on September 30, 2015, 1,11,02,071 shares are available for issue under the 2011 plan. The 2011 Plan is administered by the Management Development and Compensation Committee now known as the Nomination and Remuneration Committee (the Committee) and through the trust. The Committee is comprised of independent members of the Board of Directors.

During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Office and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, granted 1,24,061 RSUs to Dr. Vishal Sikka. The RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

In accordance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, the excess of the closing market price on the grant date of the RSUs over the exercise price is amortised on a straight-line basis over the vesting period.

The activity in the 2011 Plan during the quarter and half-year ended September 30, 2015 is set out below:

Particulars	Quarter ended September 30, 2015		Half-Year ended September 30, 2015
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2011 Plan:
Outstanding at the beginning*	2,32,329	5	108,268	5
Granted	–	–	124,061	5
Forfeited and expired	–	–	–	–
Exercised*	9,116	5	9,116	5
Outstanding at the end	2,23,213	5	2,23,213	5
Exercisable at the end	–	–	–	–

* adjusted for bonus issues

The weighted average share price of options exercised under the 2011 Plan on the date of exercise was 1,092/-

The activity in the 2011 Plan during the three months and six months ended September 30, 2014 is set out below:

Particulars	Quarter ended September 30, 2014		Half-Year ended September 30, 2014
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2011 Plan:
Outstanding at the beginning	–	–	–	–
Granted*	91,176	5	91,176	5
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	91,176	5	91,176	5
Exercisable at the end	–	–	–	–

*	Adjusted for bonus issue

The weighted average remaining contractual life of RSUs outstanding as of September 30, 2015 under the 2011 Plan was 2.47 years.

The differential on stock compensation expense if the ‘fair value’ of the RSU's on the date of the grant were considered instead of the ‘intrinsic value’ during the quarter ended September 30, 2015 is less than 1 crore (less than 1 crore for the quarter ended September 30, 2014) and during the half-year ended September 30, 2015 is less than 1 crore ( less than 1 crore for the half-year ended September 31, 2014). Consequently, there is no impact on earnings per share.

The fair value for the above impact analysis is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Options granted during	Fiscal 2016	Fiscal 2015
Grant date	22-Jun-15	21-Aug-14
Weighted average share price ()*	1,024	3,549
Exercise price ()*	5	5
Expected volatility (%)	28-36	30 - 37
Expected life of the option (years)	1 - 4	1 - 4
Expected dividends (%)	2.43	1.84
Risk-free interest rate (%)	7- 8	8 - 9
Weighted average fair value as on grant date ()*	948	3,355

*	Data for Fiscal 2015 is not adjusted for bonus issues

The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

During the quarter ended and half-year ended September 30, 2015, the company recorded an employee compensation expense of 2 crore and 4 crore respectively in the statement of profit and loss (1 crore during the quarter and half-year ended September 30, 2014)

2.2 RESERVES AND SURPLUS

in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium reserve - Opening balance	2,778	3,069
Less: Deconsolidation of trust (Refer note 2.1)	–	4
Less: Amount utilized for issuance of bonus shares (Refer note 2.1)	574	287
Add: Exercise of stock options	1	–
	2,205	2,778
Stock Options Outstanding- Opening balance (Refer note 2.1)	2	–
Additions during the period	4	2
Less: Exercise of stock options	1	–
	5	2
General reserve - Opening balance	9,508	8,291
Add: Transferred from Surplus	–	1,217
	9,508	9,508
Special Economic Zone Re-investment Reserve- Opening balance (1)	–	–
Add: Transferred from Surplus	265	–
Less: Transferred to Surplus on utilization	265	–
Special Economic Zone Re-investment Reserve- Closing balance	–	–
Surplus - Opening balance	35,152	30,392
Add: Net profit after tax transferred from Statement of Profit and Loss	9,204	12,164
Less: Deconsolidation of trust, net (Refer note 2.1)	–	42
Add: Transfer from Special Economic Zone Re-investment Reserve	265	–
Amount available for appropriation	44,621	42,514
Appropriations:
Interim dividend	2,297	1,723
Final dividend	–	3,388
Total dividend	2,297	5,111
Dividend tax	468	1,034
Amount transferred to general reserve	–	1,217
Amount transferred to Special Economic Zone Re-investment Reserve	265	–
Surplus- Closing Balance	41,591	35,152
	53,363	47,494

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

2.3 DEFERRED TAXES

in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Deferred tax assets
Fixed assets	169	210
Trade receivables	101	100
Compensated Absences	311	280
Computer software	49	51
Accrued compensation to employees	39	29
Post sales client support	60	72
Others	11	7
	740	749
Deferred tax liabilities
Branch profit tax	331	316
Others	10	–
	341	316
Deferred tax assets after set-off	399	433
Deferred tax liabilities after set-off	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set-off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at September 30, 2015 and March 31, 2015, the Company has provided for branch profit tax of 331 crore and 316 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes 15 crore movement on account of exchange rate during the half-year ended September 30, 2015.

2.4 OTHER LONG-TERM LIABILITIES

in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer note 2.29)	2	3
Payable for acquisition of business (refer note 2.10.5)	92	–
Rental deposits received from subsidiary (refer note 2.26)	27	27
	121	30

2.5 TRADE PAYABLES

in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Trade payables *	275	124
	275	124
*Includes dues to subsidiaries (refer note 2.26)	256	102

2.6 OTHER CURRENT LIABILITIES

in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Accrued salaries and benefits
Salaries and benefits	1,219	1,144
Bonus and incentives	798	575
Unearned revenue	886	831
Unpaid dividends	3	3
Other liabilities
Provision for expenses(1)	1,903	1,582
Retention monies	55	50
Withholding and other taxes payable	1,039	733
Gratuity obligation - unamortised amount relating to plan amendment, current (refer note 2.29)	4	4
Other payables(2)	411	79
Advances received from clients	6	20
Mark-to-market forward and options contracts	17	–
Payable for acquisition of business (refer note 2.10.1 and 2.10.5)	680	525
	7,021	5,546
(1) Includes dues to subsidiaries (refer note 2.26)	–	36
(2) Includes dues to subsidiaries (refer note 2.26)	149	33

2.7 SHORT-TERM PROVISIONS

in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Provision for employee benefits
Compensated absences	1,004	907
Other Provisions
Proposed dividend	2,297	3,388
Tax on dividend	468	690
Income taxes (net of advance tax and Tax Deducted at Source)	2,882	2,678
Post-sales client support and warranties and others	351	382
	7,002	8,045

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows :

in crore

Particulars	Quarter ended		Half-year ended		Year ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	March 31, 2015
Balance at the beginning	398	307	382	325	325
Provision recognized/(reversed)	(22)	48	(2)	52	134
Provision utilised	(37)	(12)	(47)	(33)	(78)
Exchange difference during the period	12	2	18	1	1
Balance at the end	351	345	351	345	382

Provision for post-sales client support and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.8 FIXED ASSETS

Following are the changes in the carrying value of fixed assets for the half-year ended September 30, 2015:

in crore, except as otherwise stated

	Tangible assets									Intangible assets		Total
Particulars	Land-Freehold	Land- Leasehold	Buildings (1)(2)	Plant and Machinery (2)	Office equipment (2)	Computer equipment (2)(3)	Furniture and fixtures (2)	Vehicles	Total	Intellectual property rights	Total
Original cost
As at April 1, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827	42	42	12,869
Additions/ Adjustments during the period	28	–	130	116	65	408	75	3	825	–	–	825
Deductions/ Retirement during the period	–	–	–	–	–	(234)	(2)	–	(236)	(13)	(13)	(249)
As at September 30, 2015	957	621	5,863	1,477	590	2,986	905	17	13,416	29	29	13,445
Depreciation and amortization
As at April 1, 2015	–	16	1,937	838	280	1,852	549	8	5,480	42	42	5,522
For the period	–	2	104	94	43	223	57	1	524	–	–	524
Deductions/ Adjustments during the period	–	–	–	–	–	(91)	(1)	–	(92)	(13)	(13)	(105)
As at September 30, 2015	–	18	2,041	932	323	1,984	605	9	5,912	29	29	5,941
Net book value
As at September 30, 2015	957	603	3,822	545	267	1,002	300	8	7,504	–	–	7,504

Notes	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to subsidiaries
	(3)	During the half-year ended September 30, 2015, computer equipment having net book value of 20 crore was transferred to EdgeVerve (Refer note 2.10.2)

Following are the changes in the carrying value of fixed assets for the half-year ended September 30, 2014:

in crore, except as otherwise stated

	Tangible assets									Intangible assets		Total
Particulars	Land-Freehold	Land- Leasehold	Buildings (1)(2)	Plant and Machinery (2)	Office equipment (2)	Computer equipment (2)(3)	Furniture and fixtures (2)	Vehicles	Total	Intellectual property rights	Total
Original cost
As at April 1, 2014	781	349	4,878	1,090	393	2,178	679	13	10,361	59	59	10,420
Additions/ Adjustments during the period	118	268	306	92	69	244	58	1	1,156	–	–	1,156
Deductions/ Retirement during the period	–	–	–	–	–	(25)	–	(1)	(26)	–	–	(26)
As at September 30, 2014	899	617	5,184	1,182	462	2,397	737	13	11,491	59	59	11,550
Depreciation and amortization
As at April 1, 2014	–	–	1,754	671	215	1,554	441	7	4,642	46	46	4,688
For the period	–	14	88	86	31	157	61	1	438	5	5	443
Deductions/ Adjustments during the period	–	–	–	–	–	(17)	–	(1)	(18)	–	–	(18)
As at September 30, 2014	–	14	1,842	757	246	1,694	502	7	5,062	51	51	5,113

Net book value
As at September 30, 2014	899	603	3,342	425	216	703	235	6	6,429	8	8	6,437

Notes	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to Infosys BPO, subsidiary
	(3)	During the half-year ended September 30, 2014, computer equipment having book value of 8 crore was transferred to EdgeVerve Systems limited (Refer 2.10.2)

Following are the changes in the carrying value of fixed assets for the year ended March 31, 2015:

in crore, except as otherwise stated

	Tangible assets									Intangible assets		Total
Particulars	Land-Freehold	Land- Leasehold	Buildings (1)(2)	Plant and Machinery (2)	Office equipment (2)	Computer equipment (2) (3)	Furniture and fixtures (2)	Vehicles	Total	Intellectual property rights	Total
Original cost
As at April 1, 2014	781	349	4,878	1,090	393	2,178	679	13	10,361	59	59	10,420
Additions/ Adjustments during the year	148	272	855	274	134	694	160	3	2,540	–	–	2,540
Deductions/ Retirement during the year	–	–	–	(3)	(2)	(60)	(7)	(2)	(74)	(17)	(17)	(91)
As at March 31, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827	42	42	12,869

Depreciation and amortization
As at April 1, 2014	–	–	1,754	671	215	1,554	441	7	4,642	46	46	4,688
For the period	–	16	183	169	67	350	113	2	900	13	13	913
Deductions/ Adjustments during the year	–	–	–	(2)	(2)	(52)	(5)	(1)	(62)	(17)	(17)	(79)
As at March 31, 2015	–	16	1,937	838	280	1,852	549	8	5,480	42	42	5,522

Net book value
As at March 31, 2015	929	605	3,796	523	245	960	283	6	7,347	–	–	7,347

Notes	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to subsidiaries
	(3)	During the year ended March 31, 2015, computer equipment having net book value of 8 crore was transferred to EdgeVerve Systems Limited (Refer note 2.10.2)

During the quarter ended June 30, 2014, the management based on internal and external technical evaluation had changed the useful life of certain assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from previous estimate.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase or renew the properties on expiry of the lease period.

Tangible assets provided on operating lease to subsidiaries as at September 30, 2015 and March 31, 2015 are as follows:

in crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	109	44	65
	98	35	63
Plant and equipment	9	2	7
	12	3	9
Furniture and fixtures	12	4	8
	11	2	9
Computer Equipment	1	1	–
	–	–	–
Office equipment	11	3	8
	6	1	5

The aggregate depreciation charged on the above assets during the quarter and half-year ended September 30, 2015 amounted to 3 crore and 5 crore ( 1 crore for the quarter and half-year ended September 30, 2014 each).

The rental income from subsidiaries for the quarter and half year ended September 30, 2015 amounted to 12 crore and 20 crore respectively (14 crore and 18 crore for the quarter and half-year ended September 30, 2014 respectively).

2.9 LEASES

Obligations on long-term, non-cancellable operating leases

The lease rentals charged during the period and the obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2015	2014	2015	2014
Lease rentals recognized during the period	43	40	84	82

in crore

Lease obligations payable	As at
	September 30, 2015	March 31, 2015
Within one year of the balance sheet date	123	101
Due in a period between one year and five years	326	284
Due after five years	206	158

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 INVESTMENTS

in crore, except as otherwise stated

Particulars	As at
	September 30, 2015	March 31, 2015
Non-current investments
Long term investments - at cost
Trade (unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	169	169
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up	65	65
Infosys Technologies (Sweden) AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologia do Brasil Ltda
5,91,24,348 (5,91,24,348) shares of BRL 1.00 par value, fully paid	149	149
Infosys Technologies (Shanghai) Company Limited	579	388
Infosys Public Services, Inc.
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid	99	99
Lodestone Holding AG (refer note 2.10.1)
23,350 (23,350) - Class A shares of CHF 1,000 each and 29,400 (29,400) - Class B Shares of CHF 100 each, fully paid up	1,323	1,323
Infosys Americas Inc.
10,000 (10,000) shares of USD 10 per share, fully paid up	1	1
EdgeVerve Systems Limited (refer note 2.10.2)
46,18,39,994 (46,18,39,994) equity shares of 10/- each, fully paid	462	462
Panaya Inc. (refer note 2.10.3)
2 (2) shares of USD 0.01 per share, fully paid up	1,398	1,398
Infosys Nova Holdings LLC (refer note 2.10.4)	94	94
Kallidus Inc. (refer note 2.10.5)
10,21,35,416 (Nil) shares	647	–
Skava Systems Private Limited (refer note 2.10.5)
25,000 (Nil) shares of 10 per share, fully paid up	59	–
	5,770	4,873
Others (unquoted) (refer note 2.10.6)
Investments in preferred stock	22	–
Investments in equity instruments	7	7
Less: Provision for investments	6	6
	23	1
Others (quoted)
Investments in tax free bonds (refer note 2.10.7)	1,434	1,234
Investments in government bonds (refer note 2.10.7)	–	–
	1,434	1,234
Total non-current investments	7,227	6,108
Current investments – at the lower of cost and fair value
Other current investments
Unquoted
Liquid mutual fund units (refer note 2.10.8)	537	749
	537	749
Total current investments	537	749
Total investments	7,764	6,857
Aggregate amount of quoted investments excluding interest accrued but not due of 52 crore as at September 30, 2015 (46 crore as at March 31, 2015) included under Note 2.15 Short term Loans and advances.	1,434	1,234
Market value of quoted investments	1,501	1,269
Aggregate amount of unquoted investments	6,336	5,629
Aggregate amount of provision made for non-current unquoted investments	6	6

Profit on sale of Investment is less than 1 crore for quarter and half-year ended September 30, 2015 ( Less than 1 crore each for quarter and half-year ended September 30, 2014).

2.10.1 Investment in Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of upto 608 crore.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognised on a proportionate basis over a period of three years from the date of acquisition. An amount of 46 crore and 56 crore, representing the proportionate charge of the deferred consideration has been recognised as an expense during the quarter ended September 30, 2015 and September 30, 2014 respectively and 91 and 113 crore during half-year ended September 30, 2015 and September 30, 2014 respectively.

2.10.2 Investment in EdgeVerve Systems Limited

On February 14, 2014, a wholly owned subsidiary EdgeVerve Systems Limited (EdgeVerve) was incorporated. EdgeVerve was created to focus on developing and selling products and platforms. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of 421 crore with effect from July 1, 2014. Net assets amounting to 9 crore have also been transferred and accordingly a gain of 412 crore has been recorded as an exceptional item. The consideration has been settled through the issue of fully paid up equity shares in EdgeVerve.

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve~~,~~ to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore and 177 crore for Finacle and Edge Services, respectively. Net assets amounting to 363 crore, (including working capital amounting to 337 crore) have been transferred and accordingly a gain of 3,036 crore has been recorded as an exceptional item. The consideration will be settled through the issue of equity and debentures subject to the approval of the shareholders of EdgeVerve.

2.10.3 Investment in Panaya Inc.

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 1,398 crore.

2.10.4 Investment in DWA Nova LLC

During the year ended March 31, 2015, Infosys Nova Holdings LLC acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of 94 crore. The company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products.

2.10.5 Investment in Kallidus Inc. & Skava Systems Pvt. Ltd.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., (d.b.a Skava) (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 578 crore and a contingent consideration of upto $20 millions (approximately 131 crore), the payment of which is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

2.10.6 Details of Investments

The details of non-current other investments in preferred stock and equity instruments as at September 30, 2015 and March 31, 2015 are as follows:

in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Preferred Stock
Airviz Inc.
2,82,279 (Nil) Series A Preferred Stock, fully paid up, par value USD 0.001 each	13	–
ANSR Consulting
52,631 (Nil) Series A Preferred Stock, fully paid up, par value USD 0.001 each	9	–
Equity Instrument
OnMobile Systems Inc., USA
21,54,100 (21,54,100) common stock, fully paid up, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares , fully paid up, par value 10/- each	2	2
Global Innovation and Technology Alliance
15,000 (10,000) equity shares , fully paid up, par value 1,000/- each	1	1
	29	7
Less: Provision for investment	6	6
	23	1

2.10.7 Details of Investments in tax free bonds

The balances held in tax free bonds as at September 30, 2015 and March 31, 2015 is as follows:

in crore

Particulars	Face Value	As at September 30, 2015		As at March 31, 2015
		Units	Amount	Units	Amount
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	2,000,000	201	2,000,000	201
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	2,100,000	211	2,100,000	211
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	200,000	21	200,000	21
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	500,000	53	500,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	500,000	50	500,000	50
7.28% National Highways Authority of India Bonds 18SEP30	10,00,000/-	2,000	200	–	–
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	500,000	53	500,000	53
		58,08,450	1,434	58,06,450	1,234

The balances held in government bonds as at September 30, 2015 and March 31, 2015 is as follows:

in crore

Particular	Face Value	As at September 30, 2015		As at March 31, 2015
		Units	Amount	Units	Amount
FIXED RATE TREASURY NOTES 7.00 PCT PIBD0716A488 MAT DATE 27 JAN 2016	140	10,000	–	10,000	–
		10,000	–	10,000	–

2.10.8 Details of Investments in liquid mutual fund units

The balances held in liquid mutual fund units as at September 30, 2015 is as follows:

in crore

Particulars	Units	Amount
ICICI Prudential Liquid Plan - Direct Plan Daily Dividend	12,649,779	127
Reliance Treasury Plan - Direct Plan Daily Dividend Reinvestment	1,079,498	165
HDFC liquid Fund-Direct plan-Daily Dividend Reinvestment	2,403,210	245
	16,132,487	537

The balances held in liquid mutual fund units as at March 31, 2015 is as follows:

in crore

Particulars	Units	Amount
IDFC Cash Fund - Direct Plan Daily Dividend	29,30,197	293
Reliance Liquid Fund - Treasury Plan - Direct Plan Daily Dividend Option	9,81,551	150
SBI Premier Liquid Fund - Direct Plan Daily Dividend	9,97,094	100
ICICI Liquid Plan - Direct Plan Daily Dividend	2,05,44,807	206
	2,54,53,649	749

2.11 LONG-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Unsecured, considered good
Capital advances	312	316
Security deposits	69	65
Rental deposits (1)	77	45
Other loans and advances
Advance income taxes (net of provisions)	4,428	3,941
Prepaid expenses	5	7
Deferred Contract Cost	361	–
Loans and advances to employees	4	4
	5,256	4,378
Unsecured, considered doubtful
Loans and advances to employees	11	10
	5,267	4,388
Less: Provision for doubtful loans and advances to employees	11	10
	5,256	4,378
(1) Includes deposits with subsidiaries (refer note 2.26)	21	21

2.12 OTHER NON-CURRENT ASSETS

in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Others
Advance to gratuity trust (refer note 2.29)	14	26
	14	26

2.13 TRADE RECEIVABLES (1)

in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	224	162
Less: Provision for doubtful debts	224	162
	–	–
Other debts
Unsecured
Considered good(2)	9,256	8,627
Considered doubtful	88	160
	9,344	8,787
Less: Provision for doubtful debts	88	160
	9,256	8,627
	9,256	8,627
(1) Includes dues from companies where directors are interested	1	6
(2) Includes dues from subsidiaries (refer note 2.26)	317	309

2.14 CASH AND CASH EQUIVALENTS

in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Cash on hand	–	–
Balances with banks
In current and deposit accounts	21,963	23,722
Others
Deposits with financial institution	4,900	4,000
	26,863	27,722
Balances with banks in unpaid dividend accounts	3	3
Deposit accounts with more than 12 months maturity	185	182
Balances with banks held as margin money deposits against guarantees	197	185

Cash and cash equivalents as of September 30, 2015 and March 31, 2015 include restricted cash and bank balances of 200 crore and 188 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unpaid dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in crore

Particulars	As at
	September 30, 2015	March 31, 2015
In current accounts
ANZ Bank, Taiwan	4	4
Bank of America, USA	653	498
Bank of Baroda, Mauritius	1	–
Citibank N.A., Australia	30	10
Citibank N.A., India	2	6
Citibank N.A., Dubai	4	1
Citibank N.A., EEFC (U.S. Dollar account)	6	2
Citibank N.A., Japan	38	20
Citibank N.A., New Zealand	2	3
Citibank N.A., South Africa	5	2
Deutsche Bank, Philippines	2	2
Deutsche Bank, India	20	4
Deutsche Bank, EEFC (Euro account)	7	2
Deutsche Bank, EEFC (GBP account)	6	5
Deutsche Bank, EEFC (AUD account)	1	–
Deutsche Bank, EEFC (U.S. Dollar account)	34	7
Deutsche Bank, EEFC (CHF account)	1	4
Deutsche Bank, Belgium	23	13
Deutsche Bank, France	5	2
Deutsche Bank, Germany	28	8
Deutsche Bank, Netherlands	21	1
Deutsche Bank, Russia	1	–
Deutsche Bank, Singapore	6	5
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	3	–
Deutsche Bank, UK	205	24
HSBC, Hong Kong	13	44
ICICI Bank, India	1	18
ICICI Bank, EEFC (U.S. Dollar account)	3	9
Nordbanken, Sweden	5	1
Punjab National Bank, India	3	7
Royal Bank of Canada, Canada	16	11
State Bank of India	1	1
	1,151	715
In deposit accounts
Allahabad Bank	200	200
Andhra Bank	200	97
Axis Bank	1,343	1,415
Bank of Baroda	2,314	2,314
Bank of India	2,337	2,691
Canara Bank	2,075	2,841
Central Bank of India	1,257	1,303
Corporation Bank	1,031	1,197
Development Bank of Singapore	–	35
HDFC Bank	2,500	2,017
ICICI Bank	2,894	3,059
IDBI Bank	100	706
Indusind Bank	250	75
ING Vysya Bank	–	100
Indian Overseas Bank	250	573
Kotak Mahindra Bank Limited	100	–
Oriental Bank of Commerce	1,500	1,500
Punjab National Bank	55	512
Syndicate Bank	348	327
Union Bank of India	971	971
Vijaya Bank	187	386
Yes Bank	700	500
	20,612	22,819
In unpaid dividend accounts
HDFC Bank - Unpaid dividend account	1	1
ICICI bank - Unpaid dividend account	2	2
	3	3
In margin money deposits against guarantees
Canara Bank	140	128
State Bank of India	57	57
	197	185
Deposits with financial institution
HDFC Limited	4,900	4,000
	4,900	4,000
Total cash and cash equivalents as per Balance Sheet	26,863	27,722

2.15 SHORT-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Unsecured, considered good
Loans to subsidiaries (refer note 2.26)	23	24
Others
Advances
Prepaid expenses(3)	94	71
Deferred Contract Cost	33	–
For supply of goods and rendering of services	100	60
Withholding and other taxes receivable	1,403	1,253
Receivable on sale of business (Refer note 2.10.2)(1)	3,399	–
Others(1)	232	49
	5,284	1,457
Restricted deposits (refer note 2.33)	1,052	1,039
Unbilled revenues(2)	2,956	2,423
Interest accrued but not due	1,355	433
Loans and advances to employees
Housing and other loans	50	53
Salary advances	139	148
Security deposits	4	1
Mark-to-market forward and options contracts	27	94
Rental deposits	9	6
	10,876	5,654
(1) Includes dues from subsidiaries (refer note 2.26)	3,483	43
(2) Includes dues from subsidiaries (refer note 2.26)	–	6
(3) Includes dues from subsidiaries (refer note 2.26)	23	–

2.16 INCOME FROM SOFTWARE SERVICES AND PRODUCTS

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2015	2014	2015	2014
Income from software services	13,366	11,478	25,626	22,399
Income from software products	159	385	637	783
	13,525	11,863	26,263	23,182

2.17 OTHER INCOME

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2015	2014	2015	2014
Interest received on deposits with banks and others	603	636	1,245	1,244
Dividend received on investment in mutual fund units	19	40	41	89
Miscellaneous income, net	81	18	161	24
Gains / (losses) on foreign currency, net	71	139	46	266
	774	833	1,493	1,623

2.18 EXPENSES

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2015	2014	2015	2014
Employee benefit expenses
Salaries and bonus including overseas staff expenses	6,825	6,216	13,473	12,297
Contribution to provident and other funds	132	107	281	247
Employee stock compensation expense (Refer note 2.1)	2	1	4	1
Staff welfare	26	16	44	29
	6,985	6,340	13,802	12,574
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	405	332	803	658
Technical sub-contractors - others	630	347	1,197	638
	1,035	679	2,000	1,296
Travel expenses
Overseas travel expenses	389	341	784	649
Travelling and conveyance	36	25	73	57
	425	366	857	706
Cost of software packages and others
For own use	163	166	347	379
Third party items bought for service delivery to clients	172	32	279	87
	335	198	626	466
Communication expenses
Telephone charges	55	62	108	127
Communication expenses	25	24	52	51
Other expenses
Office maintenance	118	94	224	169
Power and fuel	49	50	95	97
Brand building	37	30	94	44
Rent	43	40	84	82
Rates and taxes, excluding taxes on income	24	25	51	48
Repairs to building	41	14	70	25
Repairs to plant and machinery	20	11	37	22
Computer maintenance	16	18	51	50
Consumables	8	8	15	13
Insurance charges	11	11	22	21
Provision for post-sales client support and warranties	(37)	12	(32)	16
Commission to non-whole time directors	2	2	4	4
Provision for bad and doubtful debts and advances	5	52	(13)	158
Auditor's remuneration
Statutory audit fees	–	1	1	1
Other services	–	–	–	–
Reimbursement of expenses	–	–	–	–
Bank charges and commission	(1)	–	1	1
Contributions towards Corporate Social Responsibility	59	72	101	120
Others	28	24	67	60
	423	464	872	931

2.19 TAX EXPENSE

in crore

	Quarter ended September 30,		Quarter ended September 30,
	2015	2014	2015	2014
Current tax
Income tax	1,333	1,231	2,382	2,319
Deferred tax	(28)	(15)	19	(28)
	1,305	1,216	2,401	2,291

During the quarter ended September 30, 2015 and September 30, 2014, the company had reversal (net of provisions) of 29 crore and 25 crore, respectively, pertaining to tax relating to prior years.

During the half-year ended September 30, 2015 and September 30, 2014, the company had reversal (net of provisions) of 117 crore and 49 crore, respectively, pertaining to tax relating to prior years.

Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries as per Indian Income Tax Act, 1961. Infosys' operations are conducted through Software Technology Parks('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the first 10 years from the fiscal year in which the unit commences software development, or March 31, 2011 which ever is earlier. Income from SEZs Unit is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

   in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	29	22
Claims against the Company, not acknowledged as debts(1)	185	167
[Net of amount paid to statutory authorities 3,453 crore (3,572 crore)]
Commitments :
Estimated amount of unexecuted capital contracts	1,251	1,272
(net of advances and deposits)

(1)	Claims against the company not acknowledged as debts include demand from the Indian Income tax authorities for payment of additional tax of 3,221 crore (3,337 crore), including interest of 951 crore (964 crore) upon completion of their tax review for fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010.

These income tax demands are mainly on account of disallowance of portion of the deduction claimed by the company under Section 10A of the Income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover, disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. The matter for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax (Appeals) Bangalore. The matter for fiscal 2010 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.21 DERIVATIVE INSTRUMENTS

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As at
	September 30, 2015		March 31, 2015
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	594	3,896	664	4,150
In Euro	64	470	59	396
In GBP	60	598	68	632
In AUD	90	415	95	452
In CAD	12	59	12	59
In SGD	10	46	25	114
In CHF	30	202	–	–
Options Outstanding
In USD	50	328	–	–
		6,014		5,803

As of September 30, 2015 and March 31, 2015, there were no net foreign currency exposures that are not hedged by a derivative instrument or otherwise.

The foreign exchange forward & option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

    in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Not later than one month	1,328	1,382
Later than one month and not later than three months	2,283	3,608
Later than three months and not later than one year	2,403	813
	6,014	5,803

The Company recognized a loss of 14 crore and gain of 85 crore on derivative instruments during the quarter ended September 30, 2015 and September 30, 2014, respectively, which is included in other income.

The Company recognized a loss of 85 crore and gain of 157 crore on derivative instruments during the half-year ended September 30, 2015 and September 30, 2014, respectively, which is included in other income.

2.22 QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per Schedule III to the Companies Act, 2013.

2.23 IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)

 in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2015	2014	2015	2014
Capital goods	70	110	177	179
	70	110	177	179

2.24 ACTIVITY IN FOREIGN CURRENCY

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2015	2014	2015	2014
Earnings in foreign currency
Income from software services and products	13,281	11,597	25,734	22,649
Interest received from banks and others	–	1	1	2
	13,281	11,598	25,735	22,651
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	205	158	672	527
Professional charges	86	48	195	71
Technical sub-contractors - subsidiaries	326	281	649	559
Overseas salaries and incentives	4,625	3,949	9,067	7,810
Other expenditure incurred overseas for software development	1,311	821	2,439	1,367
	6,553	5,257	13,022	10,334
Net earnings in foreign currency	6,728	6,341	12,713	12,317

2.25 DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:

in crore

Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Half-year ended September 30,
			2015	2014
Final dividend for fiscal 2015	2	19,22,58,436	567	–
Final dividend for fiscal 2014	2	9,30,32,691	–	400

2.26 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at
		September 30, 2015	March 31, 2015
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys BPO s. r. o (1)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (1)	Poland	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (1)(8)	Mexico	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(1)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(5)	Australia	–	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100%	100%
EdgeVerve Systems Limited (EdgeVerve) (7)	India	100%	100%
Lodestone Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc. (3)	U.S.	100%	100%
Lodestone Management Consultants Pty Limited(3)	Australia	100%	100%
Lodestone Management Consultants AG (3)	Switzerland	100%	100%
Lodestone Augmentis AG (2)(6)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (3)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (4)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (3)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (3)	Singapore	100%	100%
Lodestone Management Consultants SAS (3)	France	100%	100%
Lodestone Management Consultants s.r.o. (3)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (3)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (3)	China	100%	100%
Lodestone Management Consultants Ltd. (3)	UK	100%	100%
Lodestone Management Consultants B.V. (3)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (4)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (3)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (3)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (3)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (3)	Argentina	100%	100%
Infosys Canada Public Services Ltd.(9)	Canada	–	–
Infosys Nova Holdings LLC. (Infosys Nova)(10)	U.S.	100%	100%
Panaya Inc. (Panaya) (11)	U.S.	100%	100%
Panaya Ltd.(12)	Israel	100%	100%
Panaya Gmbh(12)	Germany	100%	100%
Panaya Pty Ltd.(12)	Australia	–	–
Panaya Japan Co. Ltd.(12)	Japan	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)(13)	India	100%	–
Kallidus Inc. (Kallidus)(14)	U.S.	100%	–

(1)	Wholly owned subsidiaries of Infosys BPO.
(2)	Under liquidation
(3)	Wholly owned subsidiaries of Lodestone Holding AG
(4)	Majority owned and controlled subsidiaries of Lodestone Holding AG
(5)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014.
(6)	Wholly owned subsidiary of Lodestone Management Consultant AG
(7)	Incorporated effective February 14, 2014 (Refer note 2.10.2)
(8)	Incorporated effective February 14, 2014
(9)	Wholly owned subsidiary of Infosys Public Services, Inc. Incorporated effective December 19, 2014
(10)	Incorporated effective January 23, 2015
(11)	On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc. (Refer note 2.10.3)
(12)	Wholly owned subsidiary of Panaya Inc.
(13)	On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems (Refer note 2.10.5)
(14)	On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus (Refer note 2.10.5)

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of Associates	Country	Holding as at
		September 30, 2015	March 31, 2015
DWA Nova LLC(1)	U.S.	20%	20%

(1) Associate of Infosys Nova Holdings LLC.

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust
Infosys Limited Employees' Welfare Trust	India	Controlled trust

Refer Notes 2.29 and 2.30 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole time directors

S. D. Shibulal (resigned effective July 31, 2014)

Srinath Batni (resigned effective July 31, 2014)

B. G. Srinivas (resigned effective June 10, 2014)

U B Pravin Rao

Dr. Vishal Sikka (appointed effective June 14, 2014)

Non-whole-time directors

N. R. Narayana Murthy (resigned effective October 10, 2014)

S. Gopalakrishnan (resigned effective October 10, 2014)

K.V.Kamath ( resigned effective June 5, 2015)

Dr. Omkar Goswami (retired effective December 31, 2014)

Prof. Jeffrey S. Lehman

R. Seshasayee

Ann M. Fudge (retired effective June 14, 2014)

Ravi Venkatesan

Kiran Mazumdar Shaw

Carol M. Browner (appointed effective April 29, 2014)

Prof. John W. Etchemendy (appointed effective December 4, 2014)

Roopa Kudva (appointed effective February 4, 2015)

Executive Officers

Rajiv Bansal, Chief Financial Officer

Srikantan Moorthy, Group Head of Human Resource Development (till March 31, 2015)

Parvatheesam K, Company Secretary (resigned effective January 10, 2015)

David D. Kennedy, Executive Vice President, General Counsel and Chief Compliance Officer (effective November 1, 2014)

Company Secretary

A.G.S. Manikantha, (appointed effective June 22, 2015)

The details of amounts due to or due from related parties as at September 30, 2015 and March 31, 2015 are as follows:

 in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Trade Receivables
Infosys China	23	16
Infosys Mexico	13	1
Infosys Brasil	1	5
Infosys BPO	6	1
Lodestone Management Consultants Ltd.	34	26
EdgeVerve	6	14
Infosys Public Services	219	246
Infosys Sweden	15	–
	317	309
Loans
Lodestone Management Consultants Ltd.	–	6
Infosys Sweden	13	–
Kallidus	10	–
EdgeVerve	–	18
	23	24
Other receivables
Infosys BPO	5	1
Infosys Public Services	–	4
EdgeVerve	3,450	14
Panaya	25	–
Lodestone Management Consultants SAS	5	3
Lodestone Management Consultants GmbH	1	1
Lodestone Management Consultants Ltd.	20	20
	3,506	43
Unbilled revenues
Lodestone Management Consultants SAS	–	1
McCamish Systems LLC	–	5
	–	6
Trade payables
Infosys China	11	10
Infosys BPO	3	–
Infosys BPO s. r. o	1	–
Portland Group Pty Ltd	–	1
Infosys Mexico	1	1
Infosys Sweden	3	5
Lodestone Management Consultants Pty Limited	7	10
Lodestone Management Consultants Pte Ltd.	9	8
Lodestone Management Consultants Ltd.	75	65
Infosys Brasil	2	2
EdgeVerve	139	–
Infosys Public Services	5	–
	256	102
Other payables
Infosys BPO	28	16
McCamish Systems LLC	–	2
Lodestone Management Consultants AG	1	1
Lodestone Management Consultants Ltd.	1	1
EdgeVerve	93	9
Panaya	1	–
Panaya Ltd.	18	–
Skava Systems	–	–
Infosys Public Services	–	4
Infosys Sweden	6	–
Infosys Mexico	1	–
	149	33
Provision for expenses
Infosys BPO	–	(1)
Infosys Public Services	–	–
EdgeVerve	–	37
	–	36
Rental Deposit given for shared services
Infosys BPO	21	21
Rental Deposit taken for shared services
Infosys BPO	27	27

The details of the related parties transactions entered into by the Company, in addition to the lease commitments described in note 2.9, for the quarter and half–year ended September 30, 2015 and September 30, 2014 are as follows:

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2015	2014	2015	2014
Capital transactions:
Financing transactions
EdgeVerve	–	461	–	461
Infosys Shanghai	–	–	191	–
	–	461	191	461
Loans (net of repayment)
Lodestone Management Consultants Ltd.	1	–	(6)	–
Infosys Sweden	–	–	13	–
Kallidus	–	–	10	–
EdgeVerve	44	–	(18)	–
	45	–	(1)	–
Revenue transactions:
Purchase of services
Infosys China	32	38	63	74
Lodestone Management Consultants Pty Limited	25	27	54	60
Lodestone Management Consultants Ltd.	190	161	364	342
Lodestone Management Consultants Pte Ltd.	28	9	59	17
Portland Group Pty Ltd	1	1	2	2
Infosys BPO s.r.o	3	2	6	5
Infosys BPO	85	50	158	99
Infosys Sweden	18	10	37	22
Infosys Mexico	3	3	6	5
EdgeVerve	–	29	–	29
Infosys Public Services	2	–	5	–
Panaya Ltd.	4	–	5	–
Infosys Brasil	3	2	4	3
	394	332	763	658
Purchase of shared services including facilities and personnel
Infosys BPO	3	19	5	37
	3	19	5	37
Interest income
EdgeVerve	1	–	2	–
Infosys Brasil	–	–	–	1
	1	–	2	1
Sale of services
Infosys China	2	1	5	4
Infosys Mexico	10	3	17	5
Lodestone Management Consultants Ltd.	7	5	11	11
Infosys Brasil	1	2	3	3
Infosys BPO	17	20	35	42
McCamish Systems LLC	1	2	2	3
Infosys Sweden	7	–	14	–
EdgeVerve	–	16	–	16
Infosys Public Services	219	194	433	363
	264	243	520	447
Sale of shared services including facilities and personnel
EdgeVerve	12	9	15	9
Panaya Ltd.	2	–	2	–
Infosys BPO	5	10	10	19
	19	19	27	28
Profit on transfer of business
EdgeVerve	3,036	412	3,036	412
	3,036	412	3,036	412
Cash paid under business transfer
EdgeVerve	250	–	250	–
	250	–	250	–

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2015	2014	2015	2014
Salaries and other employee benefits to whole-time directors and executive officers (1)	6	3	28	14
Commission and other benefits to non-executive/independent directors	3	2	5	4
Total	9	5	33	18

(1)	Includes stock compensation expense of 2 crore and 4 crore for quarter and half-year ended September 30, 2015.

2.27 RESEARCH AND DEVELOPMENT EXPENDITURE

 in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2015	2014	2015	2014
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centers (eligible for weighted deduction) (1)
Capital Expenditure	–	–	–	–
Revenue Expenditure	14	41	54	85
Other R&D Expenditure
Capital Expenditure	–	–	1	–
Revenue Expenditure	75	91	169	208
Total R&D Expenditure
Capital Expenditure	–	–	1	–
Revenue Expenditure	89	132	223	293

(1)	During the quarter ended and half-year ended September 30, 2015 the company has claimed weighted tax deduction on eligible research and development till 31st July 2015 based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which has been renewed effective April 2014. With effect from 1st August 2015 the business of Finacle, including the R&D activities, is transferred to its wholly owned subsidiary Edgeverve Systems Limited, hence with effect from that date, Edgeverve Systems Limited will be claiming the weighted tax deduction on eligible research and development expenditures u/s 35(2AB) of the Income Tax Act 1961. The weighted tax deduction is equal to 200% of such expenditure incurred.

The eligible R&D revenue and capital expenditure are 14 crore and Nil for the quarter ended September 30, 2015 and 41 crore and Nil towards revenue and capital expenditure for the quarter ended September 30, 2014. The eligible R&D revenue and capital expenditure are 54 crore and Nil for the half-year ended September 30, 2015 and 85 crore and Nil towards revenue and capital expenditure for the half-year ended September 30, 2014

2.28 SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective April 1, 2015, the Company reorganized its segments to support its objective of delivery innovation. This structure will help deliver services that will reflect the way technology is consumed in layers by the client’s enterprise. However the reorganization did not have any impact in the reportable segments as per AS 17 'Segment reporting'. Segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily enterprises in Financial Services and Insurance (FSI), enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS),enterprises in Retail, Consumer packaged goods and Logistics (RCL) and enterprises in Life Sciences and Healthcare (LSH). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended September 30, 2015 and September 30, 2014:

      in crore

Particulars	FSI	MFG	ECS	RCL	LSH	Total
Income from software services and products	4,418	3,123	2,663	2,399	922	13,525
	3,992	2,537	2,534	2,097	703	11,863
Identifiable operating expenses	2,185	1,585	1,224	1,180	455	6,629
	1,968	1,284	1,206	994	357	5,809
Allocated expenses	917	654	557	502	193	2,823
	813	534	532	441	147	2,467
Segmental operating income	1,316	884	882	717	274	4,073
	1,211	719	796	662	199	3,587
Unallocable expenses						272
						251
Other income, net						774
						833
Profit before exceptional item and tax						4,575
						4,169
Exceptional item						3,036
						412
Profit before tax						7,611
						4,581
Tax expense						1,305
						1,216
Profit after taxes and exceptional item						6,306
						3,365

Half-year ended September 30, 2015 and September 30, 2014:

in crore

Particulars	FSI	MFG	ECS	RCL	LSH	Total
Income from software services and products	8,771	5,970	5,164	4,596	1,762	26,263
	7,888	4,976	4,823	4,159	1,336	23,182
Identifiable operating expenses	4,397	3,071	2,499	2,261	897	13,125
	3,916	2,523	2,402	1,975	714	11,530
Allocated expenses	1,822	1,268	1,097	976	375	5,538
	1,620	1,058	1,023	884	283	4,868
Segmental operating income	2,552	1,631	1,568	1,359	490	7,600
	2,352	1,395	1,398	1,300	339	6,784
Unallocable expenses						524
						443
Other income, net						1,493
						1,623
Profit before exceptional item and tax						8,569
						7,964
Exceptional item						3,036
						412
Profit before tax						11,605
						8,376
Tax expense						2,401
						2,291
Profit after taxes and exceptional item						9,204
						6,085

Geographic Segments

Quarter ended September 30, 2015 and September 30, 2014:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	9,012	2,931	278	1,304	13,525
	7,530	2,658	306	1,369	11,863
Identifiable operating expenses	4,495	1,440	81	613	6,629
	3,708	1,303	158	640	5,809
Allocated expenses	1,886	613	56	268	2,823
	1,583	557	58	269	2,467
Segmental operating income	2,631	878	141	423	4,073
	2,239	798	90	460	3,587
Unallocable expenses					272
					251
Other income, net					774
					833
Profit before exceptional items and tax					4,575
					4,169
Exceptional item					3,036
					412
Profit before tax					7,611
					4,581
Tax expense					1,305
					1,216
Profit after taxes and exceptional items					6,306
					3,365

Half-year ended September 30, 2015 and September 30, 2014:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	17,367	5,544	607	2,745	26,263
	14,711	5,149	608	2,714	23,182
Identifiable operating expenses	8,817	2,771	313	1,224	13,125
	7,264	2,598	395	1,273	11,530
Allocated expenses	3,688	1,174	117	559	5,538
	3,123	1,089	115	541	4,868
Segmental operating income	4,862	1,599	177	962	7,600
	4,324	1,462	98	900	6,784
Unallocable expenses					524
					443
Other income, net					1,493
					1,623
Profit before exceptional items and tax					8,569
					7,964
Exceptional item					3,036
					412
Profit before tax					11,605
					8,376
Tax expense					2,401
					2,291
Profit after taxes and exceptional items					9,204
					6,085

2.29 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in crore

Particulars	As at
	September 30, 2015	March 31, 2015
Obligations at year/ period beginning	755	668
Service cost	54	89
Interest cost	28	56
Transfer of obligation*	(30)	(5)
Actuarial (gain)/loss	12	58
Benefits paid	(34)	(111)
Obligations at year/ period end	785	755
Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.
Change in plan assets
Plan assets at year/ period beginning, at fair value	781	677
Expected return on plan assets	36	65
Transfer of assets*	(40)	–
Actuarial gain/(loss)	(4)	5
Contributions	60	145
Benefits paid	(34)	(111)
Plan assets at year/ period end, at fair value	799	781
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year/ period	799	781
Present value of the defined benefit obligations at the end of the year/ period	785	755
Re-imbursement (obligation)/asset*	–	(6)
Asset recognized in the balance sheet	14	20
Assumptions
Interest rate	8.00%	7.80%
Estimated rate of return on plan assets	9.50%	9.50%
Weighted expected rate of salary increase	8.00%	8.00%

*	from/to between group companies

in crore

Particulars	As at
	September 30, 2015	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2012
Obligations at year/ period end	785	755	668	612	569
Plan assets at year/ period end, at fair value	799	781	677	643	582
Funded Status	14	26	9	31	13
Experience adjustments:
(Gain)/loss:
Experience adjustments on plan liabilities	21	4	14	(49)	13
Experience adjustments on plan assets	(4)	(5)	3	–	–

Net gratuity cost for the quarter ended September 30, 2015 and September 30, 2014 comprises of the following components:

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2015	2014	2015	2014
Gratuity cost for the period
Service cost	27	23	54	45
Interest cost	14	14	28	29
Expected return on plan assets	(18)	(16)	(36)	(32)
Actuarial (gain)/loss	2	(4)	16	24
Plan amendment amortization	(1)	(2)	(2)	(2)
Net gratuity cost	24	15	60	64
Actual return on plan assets	15	15	32	34

As at September 30, 2015 and March 31, 2015, the plan assets have been primarily invested in insurer managed funds. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute 50 crore to the gratuity trust during the remainder of fiscal 2016.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37crore, which is being amortized on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at September 30, 2015 and March 31, 2015 amounts to 6 crore and 7 crore, respectively and disclosed under 'Other long-term liabilities' and 'other current liabilities'.

2.30 PROVIDENT FUND

The Company contributed 84 crore and 170 crore during the quarter and half-year ended September 30, 2015 ( 70 crore and 139 crore during the quarter and half-year ended September 30, 2014).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India during the quarter ended December 31, 2011 and based on the below provided assumptions there is no shortfall as at September 30, 2015, March 31, 2015, 2014, 2013 and 2012, respectively.

The details of fund and plan asset position are given below:

in crore

Particulars	As at
	September 30, 2015	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2012
Plan assets at period end, at fair value	3,318	2,912	2,817	2,399	1,816
Present value of benefit obligation at period end	3,318	2,912	2,817	2,399	1,816
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	September 30, 2015	March 31, 2015
Government of India (GOI) bond yield	8.00%	7.80%
Remaining term of maturity of portfolio	7.1 years	7 years
Expected guaranteed interest rate- First year	8.75%	8.75%
- Thereafter	8.60%	8.60%

2.31 SUPERANNUATION

The Company contributed 55 crore and 112 crore to the Superannuation trust during the quarter and half-year ended September 30, 2015 (53 crore and 105 crore during the quarter and half-year ended September 30, 2014).

2.32 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Quarter ended September 30,		Half-Year ended September 30,
	2015	2014	2015	2014
Number of shares considered as basic weighted average shares outstanding*#	229,69,44,664	228,56,10,264	229,69,44,664	228,56,10,264
Effect of dilutive common equivalent shares	–	3,904	–	1,952
Number of shares considered as weighted average shares and potential shares outstanding	229,69,44,664	228,56,14,168	229,69,44,664	228,56,12,216

*	adjusted for bonus issue.(refer Note 2.1)
#	balance during the quarter and half-year ended September 30, 2014 was net of treasury shares

2.33 RESTRICTED DEPOSITS

Restricted deposits as at September 30, 2015 comprises 1,052 crore (1,039 crore as at March 31, 2015) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.34 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

In crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2015	2014	2015	2014
Income from software services and products	13,525	11,863	26,263	23,182
Software development expenses	7,976	6,897	15,744	13,746
GROSS PROFIT	5,549	4,966	10,519	9,436
Selling and marketing expenses	657	664	1,347	1,242
General and administration expenses	819	715	1,572	1,410
	1,476	1,379	2,919	2,652
OPERATING PROFIT BEFORE DEPRECIATION	4,073	3,587	7,600	6,784
Depreciation and amortization	272	251	524	443
OPERATING PROFIT	3,801	3,336	7,076	6,341
Other income	774	833	1,493	1,623
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX	4,575	4,169	8,569	7,964
Profit on transfer on business (refer to note 2.10.2)	3,036	412	3,036	412
PROFIT BEFORE TAX	7,611	4,581	11,605	8,376
Tax expense:
Current tax	1,333	1,231	2,382	2,319
Deferred tax	(28)	(15)	19	(28)
PROFIT FOR THE PERIOD	6,306	3,365	9,204	6,085

The accompanying notes form an integral part of the standalone interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Supreet Sachdev	R.Seshasayee	Dr. Vishal Sikka	Roopa Kudva
Partner	Chairman	Chief Executive Officer and Managing Director	Director
Membership No. 205385
Bangalore	Rajiv Bansal	A.G.S Manikantha
October 12, 2015	Chief Financial Officer	Company Secretary

Auditors’ Report on Quarterly Financial Results and Year to Date Financial Results of Infosys Limited Pursuant to the Clause 41 of the Listing Agreement

To

The Board of Directors of Infosys Limited

We have audited the quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended September 30, 2015 and year to date financial results for the period from 1 April 2015 to 30 September 2015, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’, which have been traced from disclosures made by the Management and have not been audited by us. These quarterly financial results as well as year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, specified under Section 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014 and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by the management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended September 30, 2015 as well as the year to date results for the period from April 1, 2015 to September 30, 2015.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W/ W-100022

Supreet Sachdev
Partner
Membership number: 205385

Bangalore
October 12, 2015